EXHIBIT 99.1

Crescent Point Announces First Quarter 2018 Conference Call and Notice of Annual General Meeting

CALGARY, Alberta, April 19, 2018 (GLOBE NEWSWIRE) -- Crescent Point Energy Corp. ("Crescent Point" or the "Company") (TSX:CPG) (NYSE:CPG) plans to report its first quarter 2018 financial and operating results via press release prior to markets opening on Thursday, May 3, 2018. Crescent Point management will host a conference call at 10:00 a.m. MT (12:00 p.m. ET) on May 3, 2018, to discuss the results and outlook for the Company.

Participants can access the conference call by dialing 844-231-0101 or 216-562-0389 and entering the following passcode: 7279066. Alternatively, to listen to this event online, please enter https://edge.media-server.com/m6/p/k5hb86xq in your web browser.

For those unable to participate in the conference call at the scheduled time, the webcast will be archived for replay and can be accessed on Crescent Point’s website at www.crescentpointenergy.com. The replay will be available approximately one hour following completion of the call.

The Company also announces that its Annual General Meeting (“AGM”) will be held on Friday, May 4, 2018, at 10:00 a.m. MT (12:00 p.m. ET) in the Imperial Ballroom of the Hyatt Regency Calgary (700 Centre Street S.E.).

Shareholders are encouraged to cast their vote on the WHITE proxy card provided by Crescent Point and continue to support the nominees put forth by the Company, which has taken the deliberate and thoughtful actions to protect shareholders’ investment. For more information, please visit www.crescentpointenergy.com/vote.

The last day to vote is Wednesday, May 2, 2018 10:00 a.m. (MT). For questions or help voting, please contact Kingsdale Advisors at 1-888-518-6559 or contactus@kingsdaleadvisors.com.

For those unable to attend, a webcast presentation of the Crescent Point’s AGM will begin at approximately 10:15 a.m. MT (12:15 p.m. ET), following the conclusion of the business portion of the meeting. To listen to this event, please enter https://edge.media-server.com/m6/p/yqfvvdzz in your web browser.

For more information about the AGM, please visit http://www.crescentpointenergy.com/invest/agm-2018.

Crescent Point is a leading North American light and medium oil producer that seeks to maximize shareholder return through its total return strategy of long-term growth plus dividend income.

CRESCENT POINT ENERGY CORP.

Scott Saxberg,
President and Chief Executive Officer

FOR MORE INFORMATION ON CRESCENT POINT ENERGY, PLEASE CONTACT:

Ken Lamont, Chief Financial Officer, or Brad Borggard, Vice President, Corporate Planning and Investor Relations

Telephone: (403) 693-0020	Toll-free (US & Canada): 888-693-0020
Fax: (403) 693-0070	Website: www.crescentpointenergy.com

Crescent Point shares are traded on the Toronto Stock Exchange and New York Stock Exchange under the symbol CPG.

Crescent Point Energy Corp.
Suite 2000, 585 - 8th Avenue S.W.
Calgary, Alberta T2P 1G1